

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

Vivien Weiwei Wang
Chief Financial Officer
iHuman Inc.
Floor 8, Building B
No. 1 Wangjing East Road
Chaoyang District, Beijing 100102
People's Republic of China

Re: iHuman Inc.
    Form 20-F for Fiscal Year Ended December 31, 2022
    File No. 001-39591

Dear Vivien Weiwei Wang:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　Office of Trade & Services

cc:　　Peng Dai, Chief Executive Officer